April 22, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Legg Mason Funds Trust
Registration Statement on Form N-1A
Filed December 22, 2015
File Nos. 333-208682; 811-23107

Dear Mr. Williamson:

On behalf of Legg Mason Funds Trust (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form N-1A originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2015, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “N-1A Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received via telephone from the staff of the Commission (the “Staff”) on March 30, 2016, relating to the N-1A Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Accounting Comments

1.	Please confirm the accuracy of the 3-year, 5-year and 10-year expense example calculations for Class A. Staff’s calculations result in different values using the numbers in the fee table (3-year = $940, Staff calculated $979, 5-year = $1,246, Staff calculated $1,283, 10-year = $2,112, Staff calculated $2,146).

In response to the Staff’s comments, the Fund has revised its disclosure of the 3-year, 5-year and 10-year expense example calculations to $979, $1,273 and $2,146 respectively.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Fund may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP